SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Franchise Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35180X105

(CUSIP Number)

Vintage Capital Management, LLC

8529 Southpark Circle, Ste 150

Orlando, FL 32819

(407) 592-8015

With a copy to:

Russell Leaf, Esq.

Daniel Mun, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099 (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35180X105	13D	Page 2 of 6
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,500,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,500,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.20%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 40,354,436 shares of Common Stock outstanding.

CUSIP No. 35180X105	13D	Page 3 of 6
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* As a result of the Transaction, Kahn Capital Management, LLC has ceased to beneficially own shares of Common Stock.

CUSIP No. 35180X105	13D	Page 4 of 6
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,188,067 shares
(8) SHARED VOTING POWER
10,176,543 shares
(9) SOLE DISPOSITIVE POWER
1,188,067 shares
(10) SHARED DISPOSITIVE POWER
10,176,543 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,364,610 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.16%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 40,354,436 shares of Common Stock outstanding.

Explanatory Note

This Amendment No. 20 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2018 (as amended by Amendment No. 1 to the Schedule 13D filed on August 9, 2018, Amendment No. 2 to the Schedule 13D filed on May 6, 2019, Amendment No. 3 to Schedule 13D filed on May 17, 2019, Amendment No. 4 to the Schedule 13D filed on July 11, 2019, Amendment No. 5 to the Schedule 13D filed on August 8, 2019, Amendment No. 6 to the Schedule 13D filed on August 28, 2019, Amendment No. 7 to the Schedule 13D filed on October 1, 2019, Amendment No. 8 to the Schedule 13D filed on October 24, 2019, Amendment No. 9 to the Schedule 13D filed on December 17, 2019, Amendment No. 10 filed on January 3, 2020, Amendment No. 11 filed on January 31, 2020, Amendment No. 12 filed on March 27, 2020, Amendment No. 13 filed on April 3, 2020, Amendment No. 14 filed on April 27, 2020, Amendment No. 15 filed on August 4, 2020, Amendment No. 16 filed on September 8, 2020, Amendment No. 17 filed on January 27, 2021, Amendment No. 18 filed on March 15, 2021, and Amendment No. 19 filed on May 26, 2021 this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 9, 2022, Stefac LP, an entity controlled by the Reporting Person and an Investment Vehicle (as defined in this Schedule 13D) sold 1,000,000 shares of Common Stock in a private sale transaction at a per share price of $37.50 (the “Transaction”). 100,000 of the shares of Common Stock sold by Stefac LP in the Transaction were purchased by Brian Kahn and Lauren Kahn Joint Tenants by Entirety at a per share price of $37.50.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on May 11, 2022, the Reporting Persons beneficially owned, in the aggregate, 11,364,610 shares of Common Stock, representing approximately 28.16% of the outstanding shares of Common Stock. The percentage in this paragraph and elsewhere in this Schedule 13D relating to beneficial ownership of Common Stock is based on 40,354,436 shares of Common Stock outstanding as of April 30, 2022.

2,500,000 of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons are directly held by the Investment Vehicles. The Reporting Persons or some of them, directly or indirectly, control the Investment Vehicles and therefore may be deemed to have beneficial ownership over the shares of Common Stock owned thereby. The Reporting Persons disclaim beneficial ownership of such shares for all other purposes. 7,676,543 of the shares of Common Stock are held by Brian Kahn and Lauren Kahn Joint Tenants by Entirety, and 1,188,067 of the shares of Common Stock are held directly by Brian Kahn.

(c)

Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2022

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Name: Brian R. Kahn